Exhibit 4.1

SUBORDINATED NOTE

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE, AND MAY NOT BE SOLD OR OTHERWISE DISPOSED OF EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER SUCH ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN APPLICABLE EXEMPTION TO THE REGISTRATION REQUIREMENTS OF SUCH ACT OR SUCH LAWS.

COGENT COMMUNICATIONS GROUP, INC.

$10,000,000	February 24, 2005

Cogent Communications Group, Inc., a Delaware corporation (“Payor”), for value received, promises to pay to the order of Columbia Ventures Corporation (“Payee” or the “Subordinated Creditor”) the principal amount of Ten Million Dollars ($10,000,000), together with accrued interest thereon, each calculated and payable only as and to the extent set forth below in this Subordinated Note (this “Note”).  The principal and interest on this Note is payable in lawful money of the United States of America in immediately available funds at the Payee’s principal business address in the United States on record with the Payor or in such other manner and at such other place as the Payor and Payee may mutually agree.

1.                                       Payment of Principal and Interest

1.1                                 Calculation and Payment of Interest.

Interest on the principal balance of this Note outstanding from time to time until paid in full shall accrue at the rate of (a) for the period from the date hereof through August 24, 2005, 10% per annum, (b) for the period beginning on August  24, 2005 through February 24 2006, 11.0% per annum, (c) for the period beginning on February 24 , 2006  through August 24, 2006, 12% per annum, (d) for the period beginning on August 24, 2006 through  February 24, 2007, 13% per annum, (e) for the period beginning on February 24, 2007 through  August 24, 2007, 14% per annum, (f) for the period beginning on August 24, 2007 through  February 24, 2008, 15% per annum, (g) for the period beginning on February 24, 2008 through  August 24, 2008, 16% per annum, (h) for the period beginning on August 24, 2008 through  the Maturity Date, 17% per annum, in each case computed on the basis of a 365-day year, as appropriate, for the actual number of days elapsed, commencing on the date hereof.  Such interest shall accrue, and be payable on the Maturity Date (as defined herein).

1.2                                 Payment on Maturity Date.  The principal balance of, and all accrued and unpaid interest on, this Note shall be payable immediately upon the earlier   of (i) February 24, 2009 and (ii) the date upon which a Liquidity Event (as defined herein) occurs.

1.3                                 Optional Prepayment.      (a)       Except as otherwise provided herein, Payor may at its option at any time, without premium or penalty, prepay all or any portion of this Note.

(b)                                 Any prepayment of this Note shall be applied as follows:  first, to payment of principal; and second, to payment of accrued interest.  Upon any partial prepayment, at the request either of Payee or Payor, this Note shall be surrendered to Payor in exchange for a substitute note, which shall set forth the revised principal amount but otherwise be identical to this Note.  In the event that this Note is prepaid in its entirety, this Note shall be surrendered to Payor for cancellation as a condition to any such prepayment.

                                                1.4                                 Payment Only on Business Days.  Any payment hereunder which, but for this Section 1.4, would be payable on a day that is not a Business Day, shall instead be due and payable on the first Business Day next following such date for payment.

2.                                       Events of Default

(a)                                  The following shall constitute “Events of Default” under this Note:

(i)                                     Failure by Payor to make any payment required under this Note when the same becomes due and payable (whether at maturity, by acceleration or otherwise); and the continuation of such failure for a period of ten (10) Business Days thereafter in the case of a payment default under Section 1.2(ii) hereunder only;

(ii)                                  Payor voluntarily liquidates;

(iii)                               the Payor pursuant to or within the meaning of any Bankruptcy Law, (a) commences a voluntary case or proceeding, (b) consents to the entry of an order for relief against it in an involuntary case or proceeding, (c) consents to the appointment of a Custodian of it or for all or substantially all of its property, (d) makes general assignment for the benefit of its creditors, (e) generally is unable to pay its debts as they become due; or

(iv)                              a court of competent jurisdiction enters an order or decree (that remains unstayed and in effect for sixty (60) days) under any Bankruptcy Law that (a) is for relief against the Payor in an involuntary case or proceeding, (b) appoints a Custodian of the Payor or for all or substantially all of its property, or (c) orders the liquidation of Payor.

(b)                                 Acceleration.  If an Event of Default occurs and is continuing, the Payee by written notice to the Payor (an “Acceleration Notice”), may, subject to the provisions of Section 3 hereof, declare the unpaid principal of and accrued interest on this Note to be immediately due and payable.

 3.                                    Subordination

3.1                                 Note Subordinated to Senior Indebtedness.  To the extent and in the manner hereinafter set forth in this Section 3, the indebtedness represented by this Note and the payment of the principal of and the interest on this Note and any claim for rescission of the purchase of this Note, and any claim that is the equivalent of or substitute for principal of or interest on this Note, for damages arising from the purchase of this Note or for reimbursement or contribution on account of such a claim, and all other payments with respect to or on account of this Note (collectively, the “Subordinated Debt”) are hereby expressly made subordinate and subject in right of payment to the prior indefeasible payment in full in cash of all Senior Indebtedness.  The existing and hereafter acquired liens and security interests of the holders of Senior Indebtedness in any collateral securing all or any portion of the Senior Indebtedness shall be senior, regardless of the time or method of perfection, to any hereafter acquired liens and security interests, if any, of the Subordinated Creditor (or any agent therefor) in the collateral, if any, securing all or any portion of the Subordinated Debt.  This Section 3 constitutes a continuing offer to all Persons who become holders of, or continue to hold, Senior Indebtedness, each of whom is an obligee hereunder and is entitled to enforce such holder’s rights hereunder, subject to the provisions hereof, without any act or notice of acceptance hereof or reliance hereon.  For purposes of this Section 3, Senior Indebtedness shall not be deemed to have been paid and shall be deemed to be outstanding in full until the termination of all commitments or other obligations by any holder thereof and unless all such holders shall have received indefeasible payment in full in cash of all obligations under or in respect of Senior Indebtedness (including, without limitation, post-petition interest, if any).

3.2                                 No Payment on Note in Certain Circumstances.

(a)                                  To the extent any payment hereunder is blocked by a Payment Restriction, no direct or indirect payment of any kind shall be made, asked for or demanded from Payor or accepted, received or retained from Payor with respect to principal, interest or other amounts due under this Note.

(b)                                 The Subordinated Creditor agrees that, so long as payments or distributions for or on account of the Subordinated Debt are not permitted pursuant to this Section 3, the Subordinated Creditor will not take, sue for, ask or demand from Payor payment of all or any amounts under or in respect of this Note, or commence, or join with any creditor in commencing, directly or indirectly cause Payor to commence, or assist Payor in commencing, any proceeding referred to in Section 3.3, and the Subordinated Creditor shall not take or receive from Payor, directly or indirectly or on its behalf, in cash or other property or by set-off or in any other manner, including, without limitation, from or by way of collateral, payment of all or any amounts under or in respect of the Subordinated Debt.  In the event that, notwithstanding the foregoing provisions of this Section 3.2, any payment or distribution of any kind or character, whether in cash, property or securities, shall be received from Payor by the Subordinated Creditor while a Payment Restriction exists for or on account of or in respect of the Subordinated Debt before all Senior Indebtedness is indefeasibly paid in full in cash, such payment or distribution shall be received and held in trust for, and shall immediately be paid over (in the same form as so received, to the extent practicable, and with any necessary endorsement) to the holders of the Senior Indebtedness remaining unpaid or their representative or representatives, or to the trustee or trustees under any such indenture or agreement under which any Senior Indebtedness may have been issued, for application (in the case of cash) to, or as collateral (in the case of non-cash property or securities) for the payment or prepayment of Senior Indebtedness.

3.3                                 Dissolution; Liquidation; Bankruptcy; Acceleration.  In the event of (i) any insolvency or bankruptcy case or proceeding, or any receivership, liquidation, reorganization or other similar proceeding in connection therewith, relative to the Payor or any of its assets, or (ii) any liquidation, dissolution or other winding up of the Payor, whether voluntary or involuntary or whether or not involving insolvency or bankruptcy, or (iii) any assignment for the benefit of creditors or any other marshalling of assets or liabilities of the Payor, or (iv) the acceleration of the Senior Indebtedness by reason of the occurrence of a Senior Default (each such event, if any, herein sometimes referred to as a “Proceeding”):

(a)                                  The holders of all Senior Indebtedness shall first be entitled to receive payment in full in cash of all Senior Indebtedness before any direct or indirect payment may be made for or on account of payments under or in respect of the Subordinated Debt, whether in cash, property or securities of any kind;

(b)                                 Any payment or distribution of any kind or character, whether in cash, property or securities (including any payment or distribution that may be payable by reason of any other indebtedness of Payor being subordinated to payment of the Subordinated Debt), to which the Subordinated Creditor would be entitled except for the provisions of this Section 3, shall be paid and delivered by the liquidating trustee or agent or other person making such payment or distribution, whether a trustee in bankruptcy, a receiver or liquidating trustee or other trustee or agent, directly to the holders of the Senior Indebtedness or their representative or representatives, or to the trustee or trustees under any indenture under which any instrument evidencing any of such Senior Indebtedness may have been issued for application (in the case of cash) to, or as collateral (in the case of non-cash property or securities) for the payment or prepayment of Senior Indebtedness, to the extent necessary to make payment in full of all Senior Indebtedness remaining unpaid, after giving effect to any concurrent payment or distribution to the holders of such Senior Indebtedness.

(c)                                  The holders of the Senior Indebtedness are hereby irrevocably authorized and empowered (in their own names or in the name of the Subordinated Creditor or otherwise), but shall have no obligation, to demand, sue for, collect and receive every payment or distribution referred to in paragraph (b) above and give acquittance therefor and to file and vote claims and proofs of claim and take such other action (including, without limitation, voting the amounts owing under the Subordinated Debt or enforcing any security interest or other lien securing payment of the amounts owing under the Subordinated Debt) as they may deem necessary or advisable for the exercise or enforcement of any of the rights or interests of the holders of the Senior Indebtedness hereunder, provided no such acquittance shall release liability of Payor to the holders of this Note subject, nevertheless, to the provision of this Section 3.

(d)                                 The Subordinated Creditor shall duly and promptly take such action as the holders of Senior Indebtedness may reasonably request to execute and deliver to the holders of Senior Indebtedness such powers of attorney, assignments, or other instruments as the holders of Senior Indebtedness may reasonably request in order to enable the holders of Senior Indebtedness to enforce any and all claims with respect to, and any security interests and other liens securing payment of, the amounts owing under the Subordinated Debt.

(e)                                  In the event that, any payment or distribution of any kind or character, whether in cash, property or securities (including any payment or distribution that may be payable by reason of any other indebtedness of Payor being subordinated to payment of the Subordinated Debt), shall be received by the Subordinated Creditor for or on account of or in respect of the Subordinated Debt in contravention of this Section 3.3 before all Senior

Indebtedness is indefeasibly paid in full in cash, such payment or distribution shall be received and held in trust for, and shall immediately be paid over (in the same form as so received, to the extent practicable, and with any necessary endorsement) to the holders of the Senior Indebtedness remaining unpaid or their representative or representatives, or to the trustee or trustees under any such indenture or agreement under which any Senior Indebtedness may have been issued, for application (in the case of cash) to, or as collateral (in the case of non-cash property or securities) for the payment or prepayment of Senior Indebtedness, until all Senior Indebtedness shall have been indefeasibly paid in full in cash, after giving effect to any concurrent payment or distribution to the holders of such Senior Indebtedness.

(f)                                    The Subordinated Creditor agrees to execute and deliver to each holder of the Senior Indebtedness or its representative all such further instruments confirming the authorization referred to in the foregoing clauses of Section 3.3.

3.4                                 Restriction on Action by the Subordinated Creditor.  Until the Senior Indebtedness is indefeasibly paid in full in cash, the Subordinated Creditor shall not take any Collection Action with respect to the Subordinated Debt.

3.5                                 No Prepayments.  Except as expressly permitted by the Senior Indebtedness Documents, under no circumstances shall the Payor be entitled to make, or the Subordinated Creditor be entitled to demand, take, receive, or retain, any prepayments of interest or principal on account of any of the Subordinated Debt from the Payor prior to the indefeasible payment in full in cash of the Senior Indebtedness and the termination of all lending commitments under the Senior Indebtedness Documents.  Payments received by the Subordinated Creditor after acceleration of the Subordinated Debt or the commencement of a Collection Action otherwise permitted by the provisions of this Subordinated Note shall not constitute a prohibited prepayment under this Section 3.5.

3.6                                 Amendment of Subordinated Debt Documents.  Until the Senior Indebtedness is indefeasibly paid in full in cash and notwithstanding anything contained in the Subordinated Debt Documents or any Senior Indebtedness Document to the contrary, the Subordinated Creditor shall not agree to any amendment, modification or supplement to the Subordinated Debt Documents the effect of which is to change or amend any other term of the Subordinated Debt Documents if such change or amendment would result in a Senior Default.

3.7                                 Modifications to Senior Indebtedness.  The holders of the Senior Indebtedness may at any time and from time to time without the consent of or notice to the Subordinated Creditor, without incurring liability to the Subordinated Creditor and without impairing or releasing the obligations of the Subordinated Creditor under this Subordinated Note, change the manner or place of payment or extend the time of payment of or renew or alter any of the terms of the Senior Indebtedness, or amend in any manner any agreement, note, guaranty or other instrument evidencing or securing or otherwise relating to the Senior Indebtedness.

3.8                                 Sale,  Transfer.  The Subordinated Creditor shall not sell, assign, pledge, dispose of or otherwise transfer all or any portion of the Subordinated Debt or any Subordinated Debt Document (a) without giving prior written notice of such action to Payor, and (b) unless prior to the consummation of any such action, the transferee thereof shall execute and deliver to Payor an agreement (that shall be enforceable by the holders of Senior Indebtedness) providing for the continued subordination and forbearance of the Subordinated Debt to the Senior Indebtedness as provided herein and for the continued effectiveness of all of the rights of the holders of the Senior Indebtedness arising under the provisions of this Subordinated Note.  Notwithstanding the failure to execute or deliver any such agreement, the subordination effected hereby shall survive any sale, assignment, pledge, disposition or other transfer of all or any portion of the Subordinated Debt, and the terms of this Subordinated Note shall be binding upon the successors and assigns of the Subordinated Creditor.

3.9                                 Reserved.

3.10                           Obligations of Payor Unconditional.  Nothing contained in this Section 3 or elsewhere in this Note is intended to or shall impair, as among Payor, its creditors (other than the holders of Senior Indebtedness) and the Subordinated Creditor, the obligation of Payor, which is absolute and unconditional, to pay to the Subordinated Creditor the principal of and interest on and all other amounts due under this Note in accordance with its terms, or is intended to or shall affect the relative rights of the Subordinated Creditor and creditors of Payor (other than the holders of the Senior Indebtedness), nor shall anything herein prevent the Subordinated Creditor from exercising all remedies otherwise permitted by applicable law upon default under this Note, subject to the provisions of this Section 3 and to the rights of holders of Senior Indebtedness to receive distributions and payments otherwise payable to the Subordinated Creditor.

3.11                           Reliance on Judicial Order or Certificate of Liquidating Agent.  Upon any payment or distribution of assets of Payor referred to in this Section 3, the Subordinated Creditor shall be entitled to rely upon any order or decree made by any court of competent jurisdiction in which bankruptcy, dissolution, winding-up, liquidation or reorganization proceedings are pending, or a certificate of the receiver, trustee in bankruptcy, liquidating trustee, agent or other person making such payment or distribution, delivered to the Subordinated Creditor, for the purpose of ascertaining the persons entitled to participate in such distribution, the holders of the Senior Indebtedness and other indebtedness of Payor, the amount thereof or payable thereon, the amount or amounts paid or distributed thereon and all other facts pertinent thereto or to Section 3 of this Note.  Such reliance shall not affect the rights of the holders of the Senior Indebtedness.

3.12                           Subordination Rights Not Impaired by Acts or Omissions of Payor or Holders of Senior Indebtedness.  No right of any present or future holders of any Senior Indebtedness to enforce subordination as provided herein will at any time in any way be prejudiced or impaired by any act or failure to act on the part of Payor or by any act or failure to act by any such holder, or by any act, failure to act or noncompliance by Payor, the holders of Senior Indebtedness or their respective agents with the terms of this Note, regardless of any knowledge thereof which any such holder or Payor may have or otherwise be charged with.  The provisions of this Section 3 are intended for the benefit of and shall be enforceable directly by the holders of the Senior Indebtedness.

3.13                           Further Assurances.  The Subordinated Creditor and Payor each will, at Payor’s expense and at any time and from time to time, promptly execute and deliver all further instruments and documents, and take all further action, that may be necessary or desirable, or that the holders of Senior Indebtedness may request, in order to protect any right or interest granted or purported to be granted hereby or to enable the holders of Senior Indebtedness to exercise and enforce their rights and remedies hereunder.

3.14                           No Contrary Actions.  Payor agrees that it will not make any payment for or on account of or in respect of this Note, or take any other action, in contravention of the provisions of this Section 3.

3.15                           Obligations Hereunder Not Affected.  All rights and interests of the holders of Senior Indebtedness hereunder, and all agreements and obligations of the Subordinated Creditor and Payor under this Section 3, shall remain in full force and effect irrespective of:

(i)                                     any lack of validity or enforceability of any successor guaranty of any Senior Indebtedness Document;

(ii)                                  any change in the time, manner or place of payment of, or in any other term of, all or any of the Senior Indebtedness, or any other amendment or waiver of or any consent to any departure from any Senior Indebtedness Document, including, without limitation, any increase in the Senior Indebtedness resulting from the extension of additional credit to Payor or any of its Subsidiaries or otherwise;

(iii)                               any taking, exchange, release or non-perfection of any other collateral, or any taking, release, amendment or waiver of or consent to departure from any guaranty, for all or any of the Senior Indebtedness;

(iv)                              any manner of application of collateral, or proceeds thereof, to all or any of the Senior Indebtedness, or any manner of sale or other disposition of any collateral for all or any of the Senior Indebtedness or any other assets of Payor or any of its Subsidiaries;

(v)                                 any change, restructuring or termination of the corporate structure or existence of Payor or any of its Subsidiaries; or

(vi)                              any other circumstance which might otherwise constitute a defense available to, or a discharge of, Payor, the Subordinated Creditor or a subordinated creditor.  The provisions of this Section 3 shall continue to be effective or be reinstated, as the case may be, if at any time any payment of any of the Senior Indebtedness is rescinded or must otherwise be returned by the holders of Senior Indebtedness upon the insolvency, bankruptcy or reorganization of Payor or otherwise, all as though such payment had not been made.

3.16                           Waiver.  The Subordinated Creditor and the Payor each hereby waives promptness, diligence and notice of acceptance with respect to any of the Senior Indebtedness and this Section 3 and any requirement that the holders of Senior Indebtedness protect, secure, perfect or insure any security interest or lien on any property subject thereto or exhaust any right or take any action against Payor or any other person or entity or any collateral.

3.17                           No Waiver; Remedies.  No failure on the part of the holders of the Senior Indebtedness to exercise, and no delay in exercising, any right hereunder shall operate as a waiver thereof; nor shall any single or partial exercise of any right hereunder preclude any other or further exercise thereof or the exercise of any other right.  The remedies herein provided are cumulative and not exclusive of any remedies provided by law.

3.18                           Continuing Agreement; Assignments Under Senior Indebtedness Agreements.  The provisions of this Section 3 constitute a continuing agreement and shall (i) remain in full force and effect until the earlier of (x) the date the obligation under this Note are satisfied in full in accordance with this Section 1.2, or (y) the first Business Day following  the indefeasible payment in full in cash of the Senior Indebtedness, (ii) be binding upon the Subordinated Creditor, Payor and their respective successors and assigns, and (iii) inure to the benefit of, and be enforceable by, the holders of the Senior Indebtedness and their successors, transferees and assigns.  Without limiting the generality of the foregoing clause (iii), should holders of the Senior Indebtedness assign or otherwise transfer all or any portion of their rights and obligations under any Senior Indebtedness Document to any other Person, such other Person shall thereupon become vested with all the rights in respect thereof granted to the holders of the Senior Indebtedness herein or otherwise.

3.19                           Additional Borrowing.  After the date hereof, Payor shall not incur any Senior Indebtedness, including through the amendment, modification, supplementation, refinancing or replacement of existing indebtedness, other than in connection with the A/R-Secured Loan Agreement or the Replacement Senior Secured Agreement.

4.                                       Certain Definitions

“Affiliate” means, as to any Person, any other Person which, directly or indirectly, is in control of, is controlled by, or is under common control with, such Person. A Person shall be deemed to control another Person if the controlling Person possesses, directly or indirectly, the power to direct or cause the direction of the management and policies of the other Person, whether through the ownership of voting securities, membership interests, by contract, or otherwise.

“A/R-Secured Loan Agreement” means an agreement pursuant to which Payor incurs up to $10 million in indebtedness secured by its accounts receivable, as such may be amended, modified, supplemented, refinanced or replaced from time to time.

“Bankruptcy Law” means Title 11, U.S. Code or any similar federal or state law for the relief of debtors.

“Business Day” means each day other than Saturdays, Sundays and days when commercial banks are authorized or required by law to be closed for business in New York, New York.

“Cisco Credit Agreement” means the Third Amended and Restated Credit Agreement, dated as of July 31, 2003, among Payor, Cogent Communications, Inc., Cogent Internet, Inc., Cisco Systems Capital Corporation and the several financial institutions from time to time party thereto, as such may be amended, modified, supplemented, refinanced or replaced from time to time.

“Collection Action” shall mean, with respect to the Subordinated Debt, (a) to sue for, take or receive from or on behalf of the Payor of the Subordinated Debt, by set-off or in any other manner, the whole or any part of any moneys that may now or hereafter be owing by the Payor with respect to the Subordinated Debt; (b) to initiate or participate with others in any suit, action or proceeding against the Payor (i) to enforce payment of or to collect the whole or any part of the Subordinated Debt or (ii) to commence judicial enforcement of any of the rights and remedies under the Subordinated Debt Documents or applicable law with respect to the Subordinated Debt; (c) to accelerate any Subordinated Debt; or (d) to cause the Payor to honor any redemption or mandatory prepayment obligation with respect to the Subordinated Debt; or (e) to take any action to realize upon any collateral securing the Subordinated Debt (if any) or to exercise any other right or remedy with respect to such collateral.

“Custodian” means any receiver, trustee, assignee, liquidator, sequestrator or similar office under any Bankruptcy Law.

“Event of Default” means any of the occurrences specified under Section 2 of this Note.

“Governmental Authority” means the government of any nation, state, city, locality or other political subdivision of any thereof, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, and any corporation or other entity owned or controlled, through stock or capital ownership or otherwise, by any of the foregoing.

“Liquidity Event” means the consummation by Payor of one or more equity financings after the date hereof that generate net proceeds in an aggregate amount of at least $30 million (other than issuance of equity securities to officers, directors, or employees of the Payor).

“Payment Restriction” means (i) any term of the Senior Indebtedness prohibiting or limiting Payor’s ability to make payments on this Note or (ii) the existence of a Senior Default.

“Person” means any individual, firm, corporation, partnership, trust, incorporated or unincorporated association,  joint venture, association, joint-stock company,  Governmental Authority  or other entity of any kind, and shall include any successor (by merger or otherwise) of such entity.

“Replacement Senior Secured Agreement” means an agreement pursuant to which Payor incurs up to $17 million in senior secured indebtedness as such may be amended, modified, supplemented, refinanced or replaced from time to time.

“Senior Default” shall mean (i) any default or event of default as specified in the Senior Indebtedness Documents, which default or event of default entitles, or with the giving of notice or lapse of time or both entitles, the holders of the Senior Indebtedness to accelerate the maturity of the Senior Indebtedness or (ii) any failure by the Payor to make any required installment payment of interest or principal, or any other monetary payment, under the Senior Indebtedness Documents, which failure continues beyond the expiration of any applicable cure period provided by the terms of the Senior Indebtedness Documents, including, without limitation, any default in payment of Senior Indebtedness after acceleration thereof.

“Senior Indebtedness” means (i) all indebtedness of the Payor outstanding under the Cisco Credit Agreement and the A/R-Secured Loan Agreement, (ii)  all indebtedness of the Payor outstanding under the Replacement Senior Secured Agreement and (iii) all obligations with respect to the items listed in the preceding clauses (i) and (ii).  Notwithstanding anything to the contrary in the foregoing, Senior Indebtedness will not include (a) any liability for federal, state, local or other taxes owed or owing by Payor, (b) any intercompany indebtedness of Payor to any of its subsidiaries, (c) any accounts payable or other liability to trade creditors arising in the ordinary course of business, (d) the Payor’s 7 1/2 % Convertible Subordinated Notes Due 2007 or (e) its capital stock.

“Senior Indebtedness Documents” means the Cisco Credit Agreement, the A/R-Secured Loan Agreement, the Replacement Senior Secured Agreement and any other note, agreement, indenture, mortgage, guaranty, pledge, security agreement or instrument evidencing or securing Senior Indebtedness or pursuant to which Senior Indebtedness is incurred, in each case as such agreement or document may be amended, modified or supplemented from time to time, including without limitation any agreement or document extending the maturity of, increasing the aggregate commitments under, or refinancing, replacing or otherwise restructuring all or any part of indebtedness under such agreement or document or any replacement or successor agreement or document and whether by the same or any other agent, lender or group of lenders, as any such document may be amended, modified, supplemented, refinanced or replaced from time to time.

“Subordinated Debt” shall have the meaning in Section 3.1 herein.

“Subordinated Debt Documents” shall mean this Subordinated Note and all other documents, agreements and instruments executed and delivered in connection herewith.

5.                                       Miscellaneous

5.1                                 Section Headings.  The section headings contained in this Note are for reference purposes only and shall not affect the meaning or interpretation of this Note.

5.2                                 Amendment and Waiver.  Subject to Sections 3.6 and 5.10 hereof, no provision of this Note may be amended or waived unless Payor shall have obtained the written agreement of Payee.  No failure or delay in exercising any right, power or privilege hereunder shall imply or otherwise operate as a waiver of any rights of Payee, nor shall any single or partial exercise thereof preclude any other or future exercise thereof or the exercise of any other right, power or privilege.

5.3                                 Successors, Assigns and Transferors.  Subject to Section 3.8, this Note may be freely assigned and transferred by Payee provided that any such transfer complies with all applicable federal and state securities laws.  Subject to the foregoing, the obligations of Payor and Payee under this Note shall be binding upon, and inure to the benefit of, and be enforceable by, Payor and Payee, and their respective successors and permitted assigns, whether or not so expressed.

5.4                                 Governing Law.  This Note shall be governed by, and construed in accordance with, the laws of the State of New York without giving effect to any conflicts of laws principles thereof that would otherwise require the application of the law of any other jurisdiction.

5.5                                 Lost, Stolen, Destroyed or Mutilated Note.  Upon receipt of evidence reasonably satisfactory to Payor of the loss, theft, destruction or mutilation of this Note and of indemnity arrangements reasonably satisfactory to Payor from or on behalf of the holder of this Note, and upon surrender or cancellation of this Note if mutilated, Payor shall make and deliver a new note of like tenor in lieu of such lost, stolen, destroyed or mutilated Note, at Payee’s expense.

5.6                                 Waiver of Presentment, Etc.  Except as otherwise provided herein, presentment, demand, protest, notice of dishonor and all other demands and notices are hereby expressly waived by Payor.

5.7                                 Usury.  Nothing contained in this Note shall be deemed to establish or require the payment of a rate of interest in excess of the maximum rate legally enforceable.  If the rate of interest called for under this Note at any time exceeds the maximum rate legally enforceable, the rate of interest required to be paid hereunder shall be automatically reduced to the maximum rate legally enforceable.  If such interest rate is so reduced and thereafter the maximum rate legally enforceable is increased, the rate of interest required to be paid hereunder shall be automatically increased to the lesser of the maximum rate legally enforceable and the rate otherwise provided for in this Note.

5.8                                 Notices.  Any notice, request, instruction or other document to be given hereunder by either party to the other shall be in writing and shall be deemed given when received and shall be (i) delivered personally or (ii) mailed by certified mail, postage prepaid, return receipt requested or (iii) delivered by FedEx or a similar overnight courier or (iv) sent via facsimile transmission to the fax number given below, as follows:

If to Payor, addressed to:

Cogent Communications Group, Inc.

1015 31st Street, N.W.

Washington, D.C. 20007

Attn: David Schaeffer

Fax No.:  (202) 342-8269

with a copy to:

Latham & Watkins LLP

555 11th Street, N.W.

Washington, D.C.  20004

Attn: David McPherson

Fax No.: (202) 637-2201

If to Payee, addressed to:

Columbia Ventures Corporation

203 SE Park Plaza Drive

Suite 270

Vancouver, WA 98684

Attn:   General Counsel

Fax:   (360) 816-1841

If to holders of the Senior Indebtedness, addressed to:

Cisco Systems Capital Corporation

9850 Double R Boulevard, Park Center East

Reno, NV 89521

Attn.:  Loan Operations

Fax:  (775) 789-5866

or to such other place and with such other copies as either party may designate as to itself by written notice to the other party, or to such other holders of Senior Indebtedness as the Payor may designated by written notice to Payee.

In the event that any notice under this Note is required to be made on or as of a day which is not a Business Day, then such notice shall not be required to be made until the first day thereafter which is a Business Day.

5.9                                 Reserved.

5.10                           Action by Payee.  Subject to the provisions of Section 3.6 and this Section 5.10, Payee and Payor may enter into agreements for the purpose of adding or modifying provisions of this Note or changing in any manner the rights of  Payee or Payor hereunder or waiving any covenant, default or Event of Default hereunder.

5.11                           Fees.  Payor agrees to pay all costs (including attorney’s and paralegal fees and expenses) incurred or paid by Payee in enforcing collection of this Note.

IN WITNESS WHEREOF, Payor has executed and delivered this Note as of the date hereinabove first written.

COGENT COMMUNICATIONS GROUP, INC.

By:
David Schaeffer
Chief Executive Officer

                                                Acknowledgment

Columbia Ventures Corporation, as Payee and Subordinated Creditor under the attached Subordinated Promissory Note, dated as of the date first written above (the “Note”) hereby acknowledges the provisions of Section 3 of the Note and agrees to be bound by the provisions thereof.

COLUMBIA VENTURES CORPORATION

By:
Kenneth D. Peterson, Jr.
Chief Executive Officer